UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 11, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
	$	$	$	$
Revenue	210,158	207,120	209,909	206,559
Cost of sales	162,783	157,980	156,174	161,705

Gross profit	47,375	49,140	53,735	44,854

Gross margin	22.5%	23.7%	25.6%	21.7%

Selling, general and administrative expenses	28,717	25,974	25,576	27,338
Research expenses	2,643	2,978	3,227	2,287

	31,360	28,952	28,803	29,625

Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	16,015	20,188	24,932	15,229

Manufacturing facility closures, restructuring and other related charges (recoveries)	410	267	(7,744)	6,329

Operating profit	15,605	19,921	32,676	8,900

Finance costs
Interest	1,283	1,148	1,236	1,158
Other expense, net	274	428	15	270

	1,557	1,576	1,251	1,428

Earnings before income tax expense	14,048	18,345	31,425	7,472
Income tax expense
Current	2,753	2,693	3,454	30
Deferred	1,222	2,219	6,272	1,192

	3,975	4,912	9,726	1,222

Net earnings	10,073	13,433	21,699	6,250

Net earnings (loss) attributable to:
Company shareholders (“IPG Net Earnings”)	10,199	13,462	21,682	6,250
Non-controlling interests	(126)	(29)	17	—

	10,073	13,433	21,699	6,250

IPG Net Earnings per share

Basic	0.17	0.23	0.37	0.11
Diluted	0.17	0.22	0.36	0.10

Weighted average number of common shares outstanding

Basic	59,153,920	59,134,017	58,899,366	58,696,647
Diluted	59,557,443	60,202,147	60,746,886	60,870,914

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30,	March 31,	December 31,	September 30,
	2016	2016	2015	2015
	$	$	$	$
Revenue	201,517	190,816	195,677	200,635
Cost of sales	149,715	149,720	149,885	157,838

Gross profit	51,802	41,096	45,792	42,797

Gross margin	25.7%	21.5%	23.4%	21.3%

Selling, general and administrative expenses	26,282	23,384	25,765	17,927
Research expenses	2,734	2,542	2,753	2,499

	29,016	25,926	28,518	20,426

Operating profit before manufacturing facility closures, restructuring and other related charges	22,786	15,170	17,274	22,371

Manufacturing facility closures, restructuring and other related charges	2,090	1,733	2,683	181

Operating profit	20,696	13,437	14,591	22,190

Finance costs (income)
Interest	1,022	982	1,036	919
Other expense (income), net	411	(91)	504	(651)

	1,433	891	1,540	268

Earnings before income tax expense (benefit)	19,263	12,546	13,051	21,922
Income tax expense (benefit)
Current	3,197	2,076	2,592	3,281
Deferred	2,408	940	(7,033)	2,987

	5,605	3,016	(4,441)	6,268

Net earnings	13,658	9,530	17,492	15,654

IPG Net Earnings	13,658	9,530	17,492	15,654
Non-controlling interests	—	—	—	—

	13,658	9,530	17,492	15,654

IPG Net Earnings per share

Basic	0.23	0.16	0.30	0.26
Diluted	0.22	0.16	0.29	0.26

Weighted average number of common shares outstanding

Basic	58,657,691	58,655,667	58,802,897	59,785,871
Diluted	60,834,393	60,035,667	60,316,201	60,879,777

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of August 10, 2017, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and six months ended June 30, 2017 and 2016 (“Financial Statements”). It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers and therefore can give rise to rounding differences.

Overview

The Company reported a 4.3% increase in revenue for the second quarter of 2017 compared to the second quarter of 2016 and a 6.4% increase in revenue for the first six months of 2017 compared to the same period in 2016. The increase in revenue in both periods was primarily due to an increase in average selling price, including the impact of product mix, additional revenue from the Powerband Acquisition(1), and the non-recurrence of the South Carolina Commissioning Revenue Reduction(2), partially offset by a decrease in sales volume in certain tape products.

Gross margin decreased to 22.5% in the second quarter of 2017 compared to 25.7% in the second quarter of 2016 primarily due to the non-recurrence of South Carolina Flood Insurance Proceeds(2) of $4.5 million recorded in the second quarter of 2016 and stronger manufacturing capacity utilization in the second quarter of 2016. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs. Gross margin decreased to 23.1% in the first six months of 2017 compared to 23.7% for the same period in 2016 primarily due to stronger manufacturing capacity utilization in the first six months of 2016, an unfavourable product mix variance, and a reduction in the South Carolina Flood Insurance Proceeds from $4.5 million recorded in the first six months of 2016 to $2.1 million recorded in the first six months of 2017. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.

Net earnings attributable to Company shareholders (“IPG Net Earnings”) for the second quarter of 2017 decreased to $10.2 million ($0.17 basic and diluted earnings per share) from $13.7 million for the second quarter of 2016 ($0.23 basic earnings per share and $0.22 diluted earnings per share). The decrease was primarily due to a decrease in gross profit and an increase in selling, general and administrative expenses (“SG&A”) mainly related to (i) share-based compensation driven by the change in fair value of cash-settled awards, (ii) an increase in advisory fees and other costs associated with mergers and acquisitions (“M&A”) activity, and (iii) additional SG&A from the Powerband Acquisition, partially offset by a decrease in variable compensation resulting from lower than expected operating results. These unfavourable impacts were partially offset by a decrease in manufacturing facility closures, restructuring and other related charges mainly related to the South Carolina Flood and a decrease in income tax expense.

IPG Net Earnings for the first six months of 2017 increased to $23.7 million ($0.40 basic and diluted earnings per share) from $23.2 million for the same period in 2016 ($0.40 basic earnings per share and $0.38 diluted earnings per share). The increase was primarily due to an increase in gross profit and a decrease in manufacturing facility closures, restructuring and other related charges mainly related to the South Carolina Flood, partially offset by an increase in SG&A. The SG&A increase was primarily due to (i) additional SG&A from the Powerband Acquisition, (ii) an increase in advisory fees and other costs associated with M&A activity, and (iii) an increase in employee related costs primarily to support growth initiatives in the business.

Adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) for the second quarter of 2017 decreased to $28.5 million from $33.0 million for the second quarter of 2016. The decrease in adjusted EBITDA was primarily due to a decrease in gross profit mainly related to the non-recurrence of $4.5 million of South Carolina Flood Insurance Proceeds recorded in the second quarter of 2016. Included in adjusted EBITDA for the second quarter of 2017 and 2016 are advisory fees and other costs associated with M&A activity totalling $2.3 million and $0.8 million, respectively.

Adjusted EBITDA for the first six months of 2017 increased to $58.1 million from $57.0 million for the same period in 2016. The increase in adjusted EBITDA was primarily due to an increase in gross profit, partially offset by an increase in SG&A. Included in adjusted EBITDA for the first six months of 2017 and 2016 are advisory fees and other costs associated with M&A activity totalling $2.9 million and $0.9 million, respectively.

On June 9, 2017, the Company amended its $300.0 million revolving credit facility with a syndicate of financial institutions (“Revolving Credit Facility”) to increase its borrowing limit by $150.0 million, bringing the Revolving Credit Facility’s credit limit to $450.0 million. The amended credit agreement continues to include an incremental accordion feature of $150.0 million, enabling the Company to further increase the credit limit of the Revolving Credit Facility if needed, subject to the credit agreement’s existing terms and lender approval. As of June 30, 2017, the Company had drawn a total of $281.5 million against the Revolving Credit Facility.

On July 1, 2017, the Company acquired substantially all of the assets of Canadian Technical Tape Ltd. (doing business as “Cantech”), a privately-owned North American supplier of industrial and specialty tapes based in Montreal, for an aggregate purchase price of approximately $67 million, net of cash acquired and subject to a post-closing working capital adjustment (“Cantech Acquisition”). Cantech unaudited revenues for the twelve months ended March 31, 2017 are estimated at $61 million. The purchase price was financed with funds available under the Revolving Credit Facility. The Cantech Acquisition is expected to further enhance and extend the Company’s product offering, and provide additional distribution channels for the Company’s products in Canada, the US, and Europe.

On June 23, 2017, as one of the initial steps in the establishment of the partnership in Capstone Polyweave Private Limited (doing business as “Capstone”), the Company purchased substantially all of the issued and outstanding shares of Capstone, a newly-formed enterprise in India (“Capstone Partnership”). The principal purpose of the Capstone Partnership will be to provide the Company with a globally-competitive supply of certain woven products in order to better service and grow the Company’s woven products business. The Company has agreed to maintain a minimum of a 55% interest in Capstone for total cash consideration of approximately $13 million to be provided in several tranches over a period of approximately six to twelve months. The majority of the Company’s total cash consideration is intended to be used by Capstone to partially finance the construction of a greenfield manufacturing facility which is planned to begin in 2017.

As part of the Powerband Acquisition in 2016, the Company entered into various option agreements with the minority shareholders for the transfer of Powerband shares under certain limited circumstances. On July 4, 2017, the Company and the minority shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the minority shareholders had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. As of August 10, 2017, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet. In order to prepare for the upcoming exit by the minority shareholders, who were also operating the business, the Company has since established a local senior management team to succeed the minority shareholders following the completion of this transaction. The Powerband Investment Project(1) is currently proceeding as planned, however, in light of this transition, the Company may re-evaluate the scope and timeline for this project.

On August 10, 2017, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on September 29, 2017 to shareholders of record at the close of business on September 15, 2017.

(1)	“Powerband Acquisition” refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as “Powerband”) on September 16, 2016. “Powerband Investment Project” refers to plans to expand capacity by investing in the construction of a greenfield manufacturing facility in India.
(2)	“South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down. “South Carolina Flood Insurance Proceeds” refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million, and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively. “South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involved moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan.

Outlook

The Company has revised its expectations for fiscal year 2017 as stated below. The revision is primarily due to a lower contribution from Powerband driven by higher raw material costs resulting from a supply interruption and a difficult competitive environment that the Company believes is driven mainly by one key competitor in the industry. Both factors have persisted longer than initially anticipated. The Company expects Powerband’s raw material costs to come down as supply capacity is restored, but it is uncertain as to how long this unfavourable impact will continue. Lastly, the revision in expectations is also due to slower progress on the commercialization of certain masking tape and stencil products produced in the Blythewood, South Carolina manufacturing facility.

Based on these revised assumptions, and adjusted for the Cantech Acquisition and Capstone Partnership, net of integration costs, the Company now expects the following:

	As previously stated	As revised
Gross margin	23% to 24%	22.5% to 23%
Adjusted EBITDA	$127 to $137 million	$120 to $127 million
Manufacturing cost reductions	$10 to $12 million	Upper end of previously stated range
Total capital expenditures	$75 to $85 million	No change
Effective tax rate(1)	25% to 30%	No change
Cash taxes paid(1)	~ 50% of income tax expense	No change

(1)	Excluding the potential impact of any significant tax reform legislation and changes in the mix of earnings between jurisdictions.

Additionally, the Company expects revenue, gross margin and adjusted EBITDA in the third quarter of 2017 to be greater than in the third quarter of 2016.

Capstone Partnership

As discussed above, the principal purpose of the Capstone Partnership will be to provide the Company with a globally-competitive supply of certain woven products in order to better service and grow the Company’s woven products business. The Company’s investment in Capstone is intended to reinforce its strategic position in woven products through vertical integration. The Company expects to achieve attractive synergies both in terms of higher profitability on the Company’s current woven products sales volume as well as additional revenue opportunities as a result of an improved competitive position in the woven products market.

The Company will be partnering with the minority shareholders of Capstone, who are also the shareholders and operators of Airtrax Polymers Private Limited (doing business as “Airtrax”). Airtrax manufactures and sells woven products that are used in various applications, including in the building and construction industry. The Company has agreed to maintain a minimum of a 55% interest in Capstone for total cash consideration to be provided of approximately $13 million, which will be financed with funds available under the Revolving Credit Facility. The shareholders of Airtrax have agreed to arrange a contribution in kind to Capstone of the net assets attributed to Airtrax’s existing woven product manufacturing operations, which are estimated to have a value of approximately $12 million. The Company will make payments in several tranches over a period of approximately six to twelve months from June 23, 2017, with the Airtrax net asset contribution to be made at the end of that period. Airtrax’s unaudited revenues for the twelve months ended March 31, 2017 were approximately $11 million.

On June 23, 2017, as one of the initial steps in the establishment of the Capstone Partnership, the Company purchased substantially all of the issued and outstanding shares of Capstone for cash consideration of $5.1 million funded primarily from the Revolving Credit Facility.

On August 8, 2017, the Company purchased additional shares of Capstone for a purchase price of $5.1 million funded primarily from the Revolving Credit Facility.

The majority of the Company’s cash consideration of approximately $13 million is intended to be used by Capstone to partially finance the construction of a greenfield manufacturing facility which is expected to cost approximately $30 million. The remaining balance is expected to be financed utilizing debt. The purpose of the greenfield manufacturing facility will be to create new capacity in Capstone in order to produce woven products primarily for the Company’s global distribution. The construction of the greenfield manufacturing facility is planned to begin in 2017 with commercial operations expected to commence in the first half of 2019. The Company expects an after-tax internal rate of return in excess of the Company’s after-tax hurdle rate of 15% on this greenfield project.

Results of Operations

Revenue

Revenue for the second quarter of 2017 totalled $210.2 million, an $8.6 million or 4.3% increase from $201.5 million for the second quarter of 2016 primarily due to:

•	An increase in average selling price, including the impact of product mix, of approximately 3.7% which had a favourable impact of approximately $7.4 million primarily due to a favourable product mix in the woven and film product categories;

•	Additional revenue of $5.3 million from the Powerband Acquisition; and

•	The non-recurrence of the South Carolina Commissioning Revenue Reduction of $2.1 million in the second quarter of 2016;

Partially offset by:

•	A decrease in sales volume of approximately 3.1% or $6.2 million mainly related to certain tape products. The decrease was driven by masking tape products commercialized in the Blythewood, South Carolina manufacturing facility and sold in the second quarter of 2016, of which most of those sales were subsequently returned due to quality issues in the third quarter of 2016.

Revenue for the second quarter of 2017 totalled $210.2 million, a $3.0 million or 1.5% increase from $207.1 million for the first quarter of 2017 primarily due to:

•	An increase in average selling price, including the impact of product mix, of approximately 1.4% which had a favourable impact of approximately $2.9 million primarily due to a favourable product mix in the film product category; and

•	An increase in sales volume of approximately 0.9% or $1.9 million primarily due to an increase in demand for certain tape products that the Company believes was mainly due to seasonality;

Partially offset by:

•	A reduced revenue contribution of $1.8 million from Powerband.

Revenue for the first six months of 2017 totalled $417.3 million, a $24.9 million or 6.4% increase from $392.3 million for the same period of 2016 primarily due to:

•	An increase in average selling price, including the impact of product mix, of approximately 3.6% which had a favourable impact of approximately $14.0 million primarily due to a favourable product mix in the woven and film product categories;

•	Additional revenue of $12.4 million from the Powerband Acquisition; and

•	The non-recurrence of the South Carolina Commissioning Revenue Reduction of $6.3 million in the first six months of 2016;

Partially offset by:

•	A decrease in sales volume of approximately 2.0% or $7.8 million mainly related to certain tape products. The decrease was driven by masking tape products commercialized in the Blythewood, South Carolina manufacturing facility and sold in the first six months of 2016, of which most of those sales were subsequently returned due to quality issues in the third quarter of 2016.

Gross Profit and Gross Margin

Gross profit totalled $47.4 million for the second quarter of 2017, a $4.4 million or 8.5% decrease from $51.8 million for the second quarter of 2016. Gross margin was 22.5% in the second quarter of 2017 and 25.7% in the second quarter of 2016.

•	Gross profit and gross margin decreased primarily due to the non-recurrence of South Carolina Flood Insurance Proceeds of $4.5 million recorded in the second quarter of 2016 and stronger manufacturing capacity utilization in the second quarter of 2016. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.

Gross profit totalled $47.4 million for the second quarter of 2017, a $1.8 million or 3.6% decrease from $49.1 million for the first quarter of 2017. Gross margin was 22.5% in the second quarter of 2017 and 23.7% in the first quarter of 2017.

•	Gross profit decreased primarily due to the non-recurrence of South Carolina Flood Insurance Proceeds of $2.1 million recorded in the first quarter of 2017, partially offset by a favourable product mix variance.

•	Gross margin decreased primarily due to the non-recurrence of South Carolina Flood Insurance Proceeds of $2.1 million recorded in the first quarter of 2017 and a decrease in the spread between selling prices and raw material costs. These unfavourable items were partially offset by a favourable product mix variance.

Gross profit totalled $96.5 million for the first six months of 2017, a $3.6 million or 3.9% increase from $92.9 million for the same period in 2016. Gross margin was 23.1% in the first six months of 2017 and 23.7% for the same period in 2016.

•	Gross profit increased primarily due to the favourable impact of the Company’s manufacturing cost reduction programs and the non-recurrence of certain unfavourable impacts of the South Carolina Flood. These favourable items were partially offset by (i) a reduction in the South Carolina Flood Insurance Proceeds from $4.5 million recorded in the first six months of 2016 to $2.1 million recorded in the first six months of 2017 and (ii) stronger manufacturing capacity utilization in the first six months of 2016.

•	Gross margin decreased primarily due to stronger manufacturing capacity utilization in the first six months of 2016, an unfavourable product mix variance, and a reduction in the South Carolina Flood Insurance Proceeds from $4.5 million recorded in the first six months of 2016 to $2.1 million recorded in the first six months of 2017. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.

Selling, General and Administrative Expenses

SG&A for the second quarter of 2017 totalled $28.7 million, a $2.4 million or 9.3% increase from $26.3 million for the second quarter of 2016. The increase was primarily due to (i) share-based compensation driven by the change in fair value of cash-settled awards, (ii) an increase in advisory fees and other costs associated with M&A activity and (iii) additional SG&A from the Powerband Acquisition, partially offset by a decrease in variable compensation resulting from lower than expected operating results.

SG&A for the second quarter of 2017 increased $2.7 million or 10.6% from $26.0 million in the first quarter of 2017. The increase was primarily due to an increase in share-based compensation driven by the change in fair value of cash-settled awards as well as advisory fees and other costs associated with M&A activity.

For the first and second quarters of 2017 and the second quarter of 2016, advisory fees and other costs associated with M&A activity totalled $0.5 million, $2.3 million and $0.8 million, respectively.

SG&A for the first six months of 2017 totalled $54.7 million, a $5.0 million or 10.1% increase from $49.7 million for the same period in 2016. The increase was primarily due to (i) additional SG&A from the Powerband Acquisition, (ii) an increase in advisory fees and other costs associated with M&A activity and (iii) an increase in employee related costs primarily to support growth initiatives in the business, partially offset by a decrease in variable compensation resulting from lower than expected operating results.

For the first six months of 2017 and 2016, advisory fees and other costs associated with M&A activity totalled $2.9 million and $0.9 million, respectively.

Manufacturing Facility Closures, Restructuring and Other Related Charges

Manufacturing facility closures, restructuring and other related charges for the second quarter and first six months of 2017 totalled $0.4 million and $0.7 million, respectively, consisting primarily of asset impairment charges associated with small restructuring initiatives and the closure and post-closure activities related to the Columbia, South Carolina and TaraTape Fairless Hills, Pennsylvania manufacturing facilities.

Manufacturing facility closures, restructuring and other related charges for the second quarter and first six months of 2016 totalled $2.1 million and $3.8 million, respectively, consisting primarily of costs related to the South Carolina Flood.

Finance Costs

Finance costs for the second quarter of 2017 totalled $1.6 million, a $0.1 million increase from $1.4 million in the second quarter of 2016 primarily due to an increase in interest expense as a result of higher average debt outstanding and higher average cost of debt due to an increase in the LIBOR rate. Finance costs for the second quarter of 2017 were consistent with the first quarter of 2017.

Finance costs for the first six months of 2017 totalled $3.1 million, a $0.8 million increase from $2.3 million for the same period of 2016, primarily due to an increase in interest expense as a result of higher average debt outstanding and higher average cost of debt due to an increase in the LIBOR rate, as well as foreign exchange losses in the first six months of 2017 compared to foreign exchange gains in the same period of 2016.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The table below reflects the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$
Income tax expense	4.0	5.6	8.9	8.6
Earnings before income tax expense	14.0	19.3	32.4	31.8
Effective tax rate	28.3%	29.1%	27.4%	27.1%

IPG Net Earnings

IPG Net Earnings for the second quarter of 2017 totalled $10.2 million, a $3.5 million decrease from $13.7 million for the second quarter of 2016, primarily due to a decrease in gross profit and an increase in SG&A, partially offset by a decrease in manufacturing facility closures, restructuring and other related charges and income tax expense.

IPG Net Earnings for the second quarter of 2017 decreased $3.3 million from $13.5 million for the first quarter of 2017, primarily due to an increase in SG&A and a decrease in gross profit.

IPG Net Earnings for the first six months of 2017 totalled $23.7 million, a $0.5 million increase from $23.2 million for the same period of 2016, primarily due to an increase in gross profit and a decrease in manufacturing facility closures, restructuring and other related charges, partially offset by an increase in SG&A.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA and free cash flows (please see the “Cash Flows” section below for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of the ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) share-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2017	March 31, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$	$
Net earnings	10.1	13.4	13.7	23.5	23.2
Interest and other finance costs	1.6	1.6	1.4	3.1	2.3
Income tax expense	4.0	4.9	5.6	8.9	8.6
Depreciation and amortization	8.4	8.3	7.4	16.6	14.6

EBITDA	24.0	28.2	28.1	52.2	48.7
Manufacturing facility closures, restructuring and other related charges	0.4	0.3	2.1	0.7	3.8
Share-based compensation expense	4.0	1.2	2.5	5.2	4.1
Impairment (reversal of impairment) of long-lived assets and other assets	0.0	(0.0)	0.1	—	0.2
Loss on disposal of property, plant and equipment	0.1	0.0	0.1	0.1	0.1

Adjusted EBITDA	28.5	29.7	33.0	58.1	57.0

Adjusted EBITDA totalled $28.5 million for the second quarter of 2017, a $4.5 million or 13.7% decrease from $33.0 million for the second quarter of 2016, primarily due to a decrease in gross profit mainly related to the non-recurrence of $4.5 million of South Carolina Flood Insurance Proceeds recorded in the second quarter of 2016. Included in adjusted EBITDA for the second quarter of 2017 and 2016 are advisory fees and other costs associated with M&A activity totalling $2.3 million and $0.8 million, respectively.

Adjusted EBITDA for the second quarter of 2017 decreased $1.2 million or 4.0% from $29.7 million for the first quarter of 2017, primarily due to a decrease in gross profit mainly related to the non-recurrence of $2.1 million of South Carolina Flood Insurance Proceeds recorded in the first quarter of 2017. Included in adjusted EBITDA for the first quarter of 2017 are advisory fees and other costs associated with M&A activity totalling $0.5 million.

Adjusted EBITDA for the first six months of 2017 totalled $58.1 million, a $1.1 million or 2.0% increase from $57.0 million for the same period in 2016, primarily due to an increase in gross profit, partially offset by an increase in SG&A. Included in adjusted EBITDA for the first six months of 2017 and 2016 are advisory fees and other costs associated with M&A activity totalling $2.9 million and $0.9 million, respectively.

Off-Balance Sheet Arrangements

There have been no material changes with respect to off-balance sheet arrangements since December 31, 2016 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2016 (“2016 MD&A”).

Working Capital

The Company uses Days Inventory to measure inventory performance. Days Inventory decreased to 64 in the second quarter of 2017 from 68 in the second quarter of 2016 and increased from 62 in the first quarter of 2017. Inventories increased $13.3 million to $116.8 million as of June 30, 2017 from $103.5 million as of December 31, 2016, primarily due to a planned seasonal inventory build and lower than expected sales volume in the second quarter of 2017.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased to 41 in the second quarter of 2017 from 40 in the second quarter of 2016 and the first quarter of 2017. Trade receivables increased $4.0 million to $94.1 million as of June 30, 2017 from $90.1 million as of December 31, 2016, primarily due to an increase in the amount and timing of revenue invoiced later in the second quarter of 2017 as compared to later in the fourth quarter of 2016.

The calculations are shown in the following tables:

	Three months ended				Three months ended
	June 30,	March 31,	June 30,		June 30,	March 31,	June 30,
	2017	2017	2016		2017	2017	2016
Cost of sales (1)	$162.8	$158.0	$149.7	Revenue (1)	$210.2	$207.1	$201.5
Days in quarter	91	90	91	Days in quarter	91	90	91

Cost of sales per day (1)	$1.79	$1.76	$1.65	Revenue per day (1)	$2.31	$2.30	$2.21
Average inventory (1)	$115.1	$108.4	$111.8	Trade receivables (1)	$94.1	$92.0	$88.0

Days inventory	64	62	68	DSO	41	40	40

Days inventory is calculated as follows:				DSO is calculated as follows:
Cost of sales ÷ Days in quarter = Cost of sales per day				Revenue ÷ Days in quarter = Revenue per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory				Ending trade receivables ÷ Revenue per day = DSO
Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

Accounts payable and accrued liabilities decreased $24.0 million to $74.0 million as of June 30, 2017 from $98.0 million as of December 31, 2016, primarily due to the timing of payments for inventory as well as SG&A, including annual payments made in 2017 for 2016 liabilities mainly related to variable compensation earned in 2016.

Liquidity and Borrowings

The Company relies upon cash flows from operations and funds available under its Revolving Credit Facility to meet working capital requirements as well as to fund capital expenditures, M&A, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes. On June 9, 2017, the Company amended its Revolving Credit Facility to increase its borrowing limit by $150.0 million, bringing the Revolving Credit Facility’s credit limit to $450.0 million. The amended credit agreement continues to include an incremental accordion feature of $150.0 million, enabling the Company to further increase the credit limit of the Revolving Credit Facility if needed, subject to the credit agreement’s existing terms and lender approval.

The Company’s liquidity risk management processes attempt to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfil its obligations for the foreseeable future.

The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the Revolving Credit Facility may be used, as needed, to fund more significant strategic initiatives.

As of June 30, 2017, the Company had drawn a total of $281.5 million against the Revolving Credit Facility, which consisted of $274.7 million of borrowings and $6.8 million of standby letters of credit. This resulted in loan availability of $168.5 million. In addition, the Company had $10.7 million of cash, yielding total cash and loan availability of $179.2 million as of June 30, 2017 as compared to total cash and loan availability of $158.2 million as of December 31, 2016.

The Revolving Credit Facility is priced primarily on the LIBOR rate for US Dollar-denominated loans, or other floating rates for revolving credit loans denominated in an alternative currency, plus a spread varying between 100 and 225 basis points (150 basis points as of June 30, 2017 and December 31, 2016) and any mandatory costs. The spread depends on the consolidated total leverage ratio and increases as the consolidated total leverage ratio increases. As a result of an increase in the consolidated total leverage ratio, the Company’s credit spread is expected to increase from 150 basis points to 200 basis points in August 2017. As of June 30, 2017, $204.0 million of borrowings was priced at 30-day US Dollar LIBOR and $70.7 million priced at 30-day Canadian Dollar Offering Rate (“CDOR”). As of December 31, 2016, the full $161.0 million of borrowings was priced at 30-day US dollar LIBOR.

The Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00 with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50.0 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $100.0 million (this was increased from $50.0 million under a January 2017 amendment to the Revolving Credit Facility). Prior to the January 2017 amendment, any portion of the then allowable $50.0 million not expended in the year could be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter.

The Company was in compliance with all three financial covenants which were 2.50, 6.36 and $42.5 million, respectively, as of June 30, 2017.

Cash Flows

Cash flows from operating activities decreased in the second quarter of 2017 by $4.8 million to $19.6 million from $24.4 million in the second quarter of 2016 primarily due to the non-recurrence of South Carolina Flood Insurance Proceeds of $4.5 million recorded in the second quarter of 2016 and a larger increase in inventories mainly due to a planned seasonal inventory build and lower than expected sales volume in the second quarter of 2017. These impacts were partially offset by an increase in accounts payable in the second quarter of 2017 due to the timing of payments for inventory and SG&A.

Cash flows from operating activities increased in the second quarter of 2017 by $30.2 million from an outflow of $10.6 million in the first quarter of 2017 primarily due to a large seasonal increase in working capital in the first quarter of 2017 consisting mainly of a decrease in accounts payable largely associated with the timing of payments for inventory as well as SG&A.

Cash flows from operating activities decreased in the first six months of 2017 by $14.0 million to $9.0 million from $23.1 million in the same period in 2016 primarily due to a larger decrease in accounts payable largely associated with the timing of payments for inventory and SG&A, partially offset by a smaller increase in accounts receivable resulting primarily from the timing of revenue invoiced.

Cash flows used for investing activities increased in the second quarter of 2017 by $78.4 million to $92.2 million from $13.8 million in the second quarter of 2016 and by $70.1 million from $22.1 million in the first quarter of 2017. Cash flows used for investing activities increased in the first six months of 2017 by $90.9 million to $114.3 million from $23.3 million in the same period in 2016. The increase in all periods is primarily due to an increase in restricted cash related to amounts transferred into a third-party trust account for the Cantech Acquisition.

Cash flows from financing activities increased in the second quarter of 2017 by $90.0 million to a $77.8 million inflow from a $12.2 million outflow in the second quarter of 2016 and by $62.0 million from a $15.8 million inflow in the first quarter of 2017 primarily due to an increase in borrowings to fund the Cantech Acquisition.

Cash flows from financing activities increased in the first six months of 2017 by $98.4 million to a $93.6 million inflow from a $4.8 million outflow in the same period in 2016, primarily due to an increase in borrowings to fund the Cantech Acquisition and a decrease in repayments of debt in 2017 compared to 2016.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, decreased in the second quarter of 2017 by $11.4 million to negative $0.8 million from $10.6 million in the second quarter of 2016. Free cash flows decreased by $33.2 million to negative $33.5 million in the first six months of 2017 from negative $0.2 million in the first six months of 2016. The change in both periods is primarily due to an increase in capital expenditures and a decrease in cash flows from operating activities.

Free cash flows in the second quarter of 2017 increased $31.9 million from negative $32.7 million in the first quarter of 2017, primarily due to an increase in cash flows from operating activities.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2017	March 31, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$	$
Cash flows from (used for) operating activities	19.6	(10.6)	24.4	9.0	23.1
Less purchases of property, plant and equipment	(20.4)	(22.1)	(13.8)	(42.5)	(23.3)

Free cash flows	(0.8)	(32.7)	10.6	(33.5)	(0.2)

Capital Resources

Capital expenditures totalled $20.4 million and $42.5 million in the three and six months ended June 30, 2017, respectively, and were funded by the Revolving Credit Facility and cash flows from operations. The Company had commitments to suppliers to purchase machines and equipment totalling $30.4 million as of June 30, 2017 that are expected to be paid out in the next twelve months. These capital expenditures and commitments are primarily to support the water-activated tape capacity expansion at the Midland, North Carolina manufacturing facility and other strategic and growth initiatives discussed in the section entitled “Capital Resources” in the Company’s 2016 MD&A. The Portuguese Shrink Film Project(1) was completed within the expected timeline and under budget. All other initiatives are currently progressing as planned both in terms of timeline and expenditure levels.

(1)	“Portuguese Shrink Film Project” refers to the shrink film capacity expansion project at the Portugal manufacturing facility.

Contractual Obligations

There have been no material changes with respect to contractual obligations since December 31, 2016 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Contractual Obligations” in the Company’s 2016 MD&A.

Capital Stock and Dividends

As of June 30, 2017, there were 59,287,210 common shares of the Company outstanding.

The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Equity-settled
Stock options exercised	161,875	60,200	226,875	82,500
Cash proceeds (in millions of US dollars)	$1.3	$0.4	$1.4	$0.5
Cash-settled
Stock Appreciation Rights exercised	—	6,250	13,250	147,727
PSUs granted	—	—	358,377	392,572
PSUs settled	139,200	—	139,200	—
DSUs granted	32,280	—	40,242	11,714
Cash settlements (in millions of US dollars)	$4.2	$0.1	$4.4	$1.3

On February 17, 2017, the Board of Directors approved amendments to the Performance Share Unit (“PSU”) Plan and Deferred Share Unit (“DSU”) Plan to provide for only cash settlement of PSU and DSU awards, respectively. As a result of the amendments, the Company remeasured the fair value of the awards on the amendment date and will continue to do so, prospectively at each reporting period end date and at award settlement, and present the cash-settled awards as a liability in the consolidated balance sheets. Changes in the fair value of the liability are reflected in earnings in SG&A. As of June 30, 2017, $9.7 million was recorded in share-based compensation liabilities, current and $4.9 million was recorded in share-based compensation liabilities, non-current.

On June 15, 2017, the Board of Directors approved the settlement of PSUs granted in 2014 which had been earned and vested in accordance with the PSU plan. The PSU settlement occurred on June 22, 2017. The number of PSUs earned was 150% of the grant amount based on the total shareholder return ranking versus a specified peer group of companies as of June 11, 2017.

The table below presents the share-based compensation expense recorded in earnings in SG&A by award type (in millions of US dollars):

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Equity-settled	0.1	0.1	0.2	0.3
Cash-settled	3.9	2.4	5.0	3.8

Total	4.0	2.5	5.2	4.1

The Company paid cash dividends of $0.14 per common share on March 31 and June 30, 2017 to shareholders of record at the close of business on March 21 and June 15, 2017, respectively.

On August 10, 2017, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on September 29, 2017 to shareholders of record at the close of business on September 15, 2017.

The dividends paid and payable in 2017 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

The Company’s normal course issuer bid (“NCIB”) which expired on July 13, 2017 was renewed for a twelve-month period starting on July 17, 2017. Under the renewed NCIB, the Company may repurchase for cancellation up to 4,000,000 common shares. As of August 10, 2017, no shares have been repurchased under the NCIB.

Financial Risk, Objectives and Policies

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate borrowings. To minimize the long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements that are designated as cash flow hedges. The terms of the interest rate swap agreements are as follows (in millions of US dollars):

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
		$		%
March 18, 2015	November 18, 2019	40.0	Monthly	1.610
August 18, 2015	August 20, 2018	60.0	Monthly	1.197
June 8, 2017	June 20, 2022	40.0	Monthly	1.790
August 20, 2018	August 18, 2023	60.0	Monthly	2.045

On July 21, 2017, the Company entered into an interest rate swap agreement to minimize the long-term cost of borrowings priced at the 30-day CDOR. The terms of the interest rate swap agreement are as follows (in millions of Canadian dollars):

Effective Date	Maturity	Notional amount			Settlement	Fixed interest rate paid
		$				%
July 21, 2017	July 18, 2022	CDN	90.	0	Monthly	1.154

The notional amount will decrease by CDN$18.0 million on the 18th of July of every year until settlement.

Litigation

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with external legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of June 30, 2017.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in the Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods. The Financial Statements should be read in conjunction with the Company’s 2016 annual audited consolidated financial statements.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the second reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has performed a preliminary review of the new guidance as compared to the Company’s current accounting policies, and began a review of its sales contracts. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. Management plans to finalize its review and determine the method of adoption in the current year.

IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. Management plans to finalize its review and determine the method of adoption in the current year.

IFRS 16 - Leases which will replace IAS 17 - Leases was issued in January 2016. IFRS 16 eliminates the classification of an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and option periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early adoption permitted in certain circumstances. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s Financial Statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s Financial Statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The CEO and the CFO have concluded that the Company’s internal control over financial reporting as of June 30, 2017 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2016, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, sales and financial results, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, capital and other significant expenditures, working capital requirements, liquidity, the impacts of new accounting standards, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company’s acquisitions and partnerships; the anticipated benefits from the Company’s capital expenditures; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2016 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.